Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended September 30, 2019

Consolidated Audited Financial Results of Wipro Limited under IFRS

	(₹ in millions, except share and per share data, unless otherwise stated)
Particulars	Quarter ended September 30, 2019	Half year ended September 30, 2019	Quarter ended September 30, 2018
Total income from operations (net)	151,897	300,615	146,896
Net Profit / (Loss) before tax, exceptional and extraordinary items	31,343	62,063	24,203
Net Profit / (Loss) before tax but after exceptional and extraordinary items	31,343	62,063	24,203
Net Profit / (Loss) after tax, exceptional and extraordinary items	25,612	49,633	18,856
Total Comprehensive Income after tax	26,914	52,225	21,083
Equity Share Capital	11,426	11,426	9,048
Reserves excluding Revaluation Reserve	503,385	503,385	511,954
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.30	8.27	3.15
Diluted:	4.29	8.25	3.14

The audited interim consolidated financial results of the Company for the three and six months ended September 30, 2019, have been approved by the Board of Directors of the Company at its meeting held on October 15, 2019. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2019	Half year ended September 30, 2019	Quarter ended September 30, 2018
Total income from operations (net)	151,306	299,166	145,679
Net Profit / (Loss) before tax, exceptional and extraordinary items	31,345	62,067	24,204
Net Profit / (Loss) before tax but after exceptional and extraordinary items	31,345	62,067	24,204
Net Profit / (Loss) after tax, exceptional and extraordinary items	25,613	49,636	18,857
Total Comprehensive Income after tax	26,815	52,134	20,862
Equity Share Capital	11,426	11,426	9,048
Reserves excluding Revaluation Reserve	499,404	499,404	507,877
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.30	8.27	3.15
Diluted:	4.29	8.25	3.14

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

Sensitivity: Internal & Restricted

The audited interim consolidated financial results (under Ind AS) of the Company for the three and six months ended September 30, 2019, have been approved by the Board of Directors of the Company at its meeting held on October 15, 2019. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2019	Half year ended September 30, 2019	Quarter ended September 30, 2018
Total income from operations (net)	125,226	245,839	120,023
Net Profit / (Loss) before tax, exceptional and extraordinary items	27,684	54,123	21,663
Net Profit / (Loss) before tax but after exceptional and extraordinary items	27,684	54,123	21,663
Net Profit / (Loss) after tax, exceptional and extraordinary items	22,470	42,611	16,074
Total Comprehensive Income after tax	22,235	43,462	12,048
Equity Share Capital	11,426	11,426	9,048
Reserves excluding Revaluation Reserve	421,151	421,151	442,629
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	3.79	7.14	2.68
Diluted:	3.78	7.12	2.67

The audited interim financial results of the Company for the three and six months ended September 30, 2019, have been approved by the Board of Directors of the Company at its meeting held on October 15, 2019. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.

During the quarter ended September 30, 2019, the Company concluded the buyback of 323,076,923 equity shares at a price of ₹ 325 per equity share (“Buyback”) as approved earlier by the Board of Directors at their meeting held on April 16, 2019. This has resulted in a total cash outflow of ₹105,000. In line with the requirement under the Companies Act 2013, an amount of ₹ 105,000 has been utilized from the retained earnings. Capital redemption reserve (included in other reserves) of ₹ 646 (representing the nominal value of the equity shares bought back) has been created as an apportionment from retained earnings. Consequent to the Buyback, the paid-up equity share capital stands reduced by ₹ 646.

By Order of the Board,
For Wipro Ltd.

Place: Bengaluru	Rishad A Premji	Abidali Z Neemuchwala
Date: October 15, 2019	Chairman	Chief Executive Officer and Managing Director

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

Sensitivity: Internal & Restricted